UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for the third quarter ended September 30, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 3, 2005

By

/s/ David M. Hall

Name:

David M. Hall

Title:

CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

VANCOUVER, November 3, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the third quarter ended September 30, 2005.  Amounts, unless specified otherwise, are expressed in U.S. dollars.

CONDENSED FINANCIAL RESULTS

Adjusted operating net income for the quarter ended September 30 2005 was $16.8 million ($0.20 income per common share), compared to adjusted operating net income of $25.9 million ($0.31 income per common share) for the same period in the prior year.  The decrease in net income for the three month period ended September 30, 2005 was primarily a result of an increase in income tax expense as the Company became fully taxable in 2005.

Net income for the quarter ended September 30, 2005 according to GAAP was $15.9 million ($0.19 income per common share), compared to net income according to GAAP of $26.6 million ($0.32 income per common share) for the same period in the prior year.

Cash provided by operating activities for the quarter ended September 30, 2005 was $23.6 million and adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”) for the quarter was $25.0 million.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted operating net income/loss and adjusted EBITDA exclude stock based compensation expense, foreign exchange gains or losses relating to our domiciling of cash balances, acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions and other non-recurring items.  Adjusted operating net income/loss and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP in the attached tables.

Revenue of $49.4 million for the quarter ended September 30, 2005 included royalty revenue of $45.1 million derived from sales of paclitaxel-eluting coronary stent systems by our partner Boston Scientific Corporation (“BSC”) and other royalty, product and license-related revenue of $4.3 million.

Paclitaxel-eluting coronary stent system related royalties of $45.1 million received during the quarter were derived from $600 million of worldwide paclitaxel-eluting coronary stent net sales, as reported to us by BSC for their second quarter ended June 30, 2005 and were based on BSC’s worldwide reported paclitaxel-eluting stent system sales of $663 million.  The royalty rate earned in the quarter on net stent sales was 8.0% for sales in the U.S. and 6.4% for sales in other countries.

For the quarter ended September 30, 2005, BSC publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems of $601 million, of which $403 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to BSC’s third quarter sales during our fourth quarter ended December 31, 2005.

Research and development expenditures for the quarter totaled $7.9 million, an increase of $1.6 million when compared to the same quarter in the prior year.  This increase was primarily due to a higher number of employees, and an increase in preclinical studies and other research and development activities, partially offset by a decrease in external clinical trial costs due to the timing of certain clinical trial related activities.

Selling, general and administrative expenses for the quarter totaled $9.2 million, an increase of $3.6 million compared to the same quarter in the prior year.  This increase was primarily due to higher professional fees related to certain patent and litigation related activities, and an increase in the number of employees required to support our growing operations.

For the quarter ended September 30, 2005, the reported foreign exchange gain of $2.1 million was due to the effect of a stronger Canadian dollar relative to the U.S. dollar (from 0.816:1 to 0.861:1) when translating our Canadian dollar denominated cash, cash equivalents and short-term investments at period end. Investment and other income increased by $1.8 million compared to the same quarter in the prior year due to an increase in cash balances available for investment and higher investment yields earned.

SUBSEQUENT EVENTS

(a) CombinatoRx Incorporated

On October 3, 2005, we entered into a Research and License Agreement with CombinatoRx Incorporated (“CombinatoRx”).  The Research and License Agreement provides for a joint research effort to combine CombinatoRx’s combination drug discovery platform and capabilities with our expertise in local drug selection and delivery across a number of disease areas, including vascular and orthopaedic indications.  As consideration for the license, we paid an upfront license payment to CombinatoRx of $27.0 million.  We have the option to extend the research collaboration from thirty months to sixty months for additional consideration of $7.0 million.  CombinatoRx will also receive milestone payments and royalties for each combination pharmaceutical compound successfully developed and commercialized by us.  In connection with this transaction, we also made a $15.0 million investment in CombinatoRx Series E Convertible Preferred shares, which will be treated as a long-term investment and will be accounted for using the cost method.  The initial upfront license payment will be expensed and recorded as acquired in-process research and development in our upcoming fourth quarter ending December 31, 2005, as the technology is at an early stage of development, not currently determined to be technologically feasible and does not have any alternative future use.

(b) Afmedica, Inc.

On October 7, 2005, we completed the acquisition of all of the outstanding shares of Afmedica, Inc. (“Afmedica”) for cash consideration of approximately $21.5 million.  Afmedica is developing perivascular technology using the drug rapamycin to treat problems and side effects associated with various vascular interventions.  We are in the process of finalizing the purchase price allocation and expect that a majority of the purchase price will be expensed and recorded as acquired in-process research and development in our upcoming fourth quarter ending December 31, 2005, as the technology is at an early stage of development, not currently determined to be technologically feasible and does not have any alternative future use.

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended September 30, 2005			Three Months Ended September 30, 2004
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	46,686		46,686	40,999		40,999
Product sales	2,559		2,559	3,219		3,219
License fees	146	(49) a	97	51		51
	49,391	(49)	49,342	44,269	-	44,269
EXPENSES
License and royalty fees	7,282		7,282	6,231		6,231
Cost of goods sold – product sales	1,924	(207) c	1,717	2,034		2,034
Research and development	7,931	(513) b	7,418	6,366	(693) b	5,673
Selling, general and administrative	9,243	(955) b	8,069	5,653	(686) b	4,967
		(219) c
Depreciation and amortization	2,586	(2,007) d	579	1,893	(1,058) d	835
	28,966	(3,901)	25,065	22,177	(2,437)	19,740
Operating income	20,425	3,852	24,277	22,092	2,437	24,529
Other income:
Foreign exchange gain	2,124	(2,124) e	-	3,182	(3,182) e	-
Investment and other income	3,044		3,044	1,267		1,267
Total other income	5,168	(2,124)	3,044	4,449	(3,182)	1,267
Income for the period before income taxes	25,593	1,728	27,321	26,541	(745)	25,796
Income tax expense (recovery)	9,668	858 f	10,526	(78)		(78)
Net income for the period	15,925	870	16,795	26,619	(745)	25,874
Basic net income per common share	0.19		0.20	0.32		0.31
Diluted net income per common share	0.19		0.20	0.31		0.30
Weighted average shares outstanding (000’s) – Basic	84,125		84,125	83,812		83,812
Weighted average shares outstanding (000’s) – Diluted	84,125		84,125	86,718		86,718

a.

Adjustment for non-recurring license fee revenue.

b.

Adjustment for stock based compensation expense.

c.

Adjustment for restructuring and termination costs relating to consolidation activities at Palo Alto facility.

d.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the three months ended September 30, 2005, adjustments include $389,000, $400,000 and $374,000 for amortization of intangible assets related to the acquisitions of Cohesion Technologies, Inc. (now called Angiotech BioMaterials Corp.), STS Biopolymers, Inc. (now called Angiotech BioCoatings Corp.) and NeuColl, Inc. respectively; and $844,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

e.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

f.

Adjustment to record tax effects of adjustments a. through e.

CONDENSED FINANCIAL RESULTS

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Nine Months Ended September 30, 2005			Nine Months Ended September 30, 2004
	$	$	$	$	$	$
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	148,726		148,726	55,896		55,896
Product sales	6,979		6,979	10,299		10,299
License fees	4,062	(3,965) a	97	3,358		3,358
	159,767	(3,965)	155,802	69,553	-	69,553
EXPENSES
License and royalty fees	22,092	(478) a	21,614	9,712		9,712
Cost of goods sold – product sales	5,042	(207) c	4,835	5,547		5,547
Research and development	23,294	(1,515) b	20,726	18,229	(1,919) b	16,310
		(1,053) c
Selling, general and administrative	29,189	(2,528) b	22,140	15,428	(1,920) b	13,508
		(892) c
		(3,629) d
Depreciation and amortization	8,032	(6,041) e	1,991	7,704	(5,526) e	2,178
Acquired in-process research and development	1,000	(1,000) f	-	6,375	(6,375) f	-
	88,649	(17,343)	71,306	62,995	(15,740)	47,255
Operating income	71,118	13,378	84,496	6,558	15,740	22,298
Other income (expenses):
Foreign exchange gain (loss)	972	(972) g	-	(168)	168 g	-
Investment and other income	7,395		7,395	4,188		4,188
Total other income (expenses)	8,367	(972)	7,395	4,020	168	4,188
Income for the period before income taxes	79,485	12,406	91,891	10,578	15,908	26,486
Income tax expense (recovery)	29,412	5,321 h	34,733	(393)		(393)
Net income for the period	50,073	7,085	57,158	10,971	15,908	26,879
Basic net income per common share	0.60		0.68	0.13		0.32
Diluted net income per common share	0.60		0.68	0.13		0.31
Weighted average shares outstanding (000’s) – Basic	84,097		84,097	83,609		83,609
Weighted average shares outstanding (000’s) – Diluted	84,097		84,097	86,515		86,515

a.

Adjustment for non-recurring license fee revenue relating to license agreement with CABG Medical, Inc. ($3.3 million), Broncus Technologies, Inc. ($0.5 million) and other license fee revenue, net of license fees due to licensors.

b.

Adjustment for stock based compensation expense.

c.

Adjustment for restructuring and termination costs relating to consolidation activities at Palo Alto facility.

d.

Adjustment for one-time payment to an opposition party in the European patent opposition proceedings.

e.

Adjustments for amortization of acquisition related intangible assets and medical technologies.  For the nine months ended September 30, 2005, adjustments include $1,167,000, $1,200,000 and $1,122,000 for amortization of intangible assets related to the acquisitions of Cohesion Technologies, Inc. (now called Angiotech BioMaterials Corp.), STS Biopolymers, Inc. (now called Angiotech BioCoatings Corp.) and NeuColl, Inc. respectively; and $2,552,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

f.

Adjustment for payment to Poly-Med, Inc. for in-process research and development.

g.

Adjustment for foreign exchange fluctuations related to domiciling of cash balances.

h.

Adjustment to record a non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments a. through g. ($3.8 million).

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	September 30,	December 31,
(in thousands of U.S.$)	2005	2004
	$	$
ASSETS
Cash and short-term investments	254,605	271,484
Other current assets	6,706	21,185
Long-term investments	171,148	71,711
Property and equipment, net	15,954	15,677
Intangible assets, net	59,223	65,246
Goodwill	33,346	33,346
Other assets	349	428
	541,331	479,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	30,321	24,369
Deferred revenue – long term portion	2,684	2,000
Deferred leasehold inducement	2,835	2,860
Deferred income taxes	1,058	8,022
Shareholders’ equity	504,433	441,826
	541,331	479,077

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004. If you require a copy of Angiotech's audited consolidated financial statements for the year ended December 31, 2004, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Thursday, November 3, 2005 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-866-383-8108 (North America) or 617-597-5343 (International) and entering Access Code 27335122.  A recording of the call will be available until Thursday, November 10, 2005 by calling 1-888-286-8010 (North America) or 617-801-6888 (International) and entering Access Code 50587442.

Statements in this press release regarding future financial and operating results of Angiotech and its subsidiaries, future opportunities for the  companies, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or its subsidiaries managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; general economic and business conditions, both nationally and in regions in which Angiotech operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against Angiotech or its subsidiaries; other factors referenced in Angiotech's  regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and its subsidiaries disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard, Waggener Edstrom Bioscience, (503) 443-7863,

Email: colleenb@wagged.com

# # #